July 29, 2009

Mr. Ben Peay
President
Wasatch Food Services, Inc.
1492 Entertainment Avenue
Boise, ID 83709

Re: **Wasatch Food Services, Inc.**
Amendment No. 1 to the Registration Statement on Form 10
Filed July 14, 2009
File No. 000-53672

Dear Mr. Peay:

　　We have reviewed your response to our letter dated June 11, 2009 and have the following additional comments.

Item 1. Business

BAJIO® Mexican Grill Franchise, page 3

1. Refer to our previous comment 10. Please explain to us and further revise your disclosure to indicate why it was necessary to create a new legal entity separate from Bajio-Idaho, under common control due to Mr. Pea's involvement and Ms. Overton's relationship with Mr. Overton, to begin franchise operations. That is, please explain why Bajio-Idaho LLC did not exercise these rights.

Item 1A. Risk Factors, page 8

2. Refer to the second item on the above referenced page, beginning "We were incorporated in December 2006 . . . ." The net loss for fiscal 2007 appears to be $97,118. Please revise or advise. Please recheck the numerical balances presented on page 9 of your filing for accuracy as well.

Liquidity and Capital Resources, page 16

3. We note your response to our prior comment 34. Please revise the liquidity section as well to disclose that you do not believe you currently have adequate funds to meet your obligations for the next twelve months.

4. Refer to your discussions of investing activities and financing activities on page 17. It appears that your discussions of fiscal 2007 have not been revised to be consistent with the restated financial statement balances. We refer, in particular, to the $25,000 "distribution." Please revise accordingly.

Item 10. Recent Sales of Unregistered Securities, page 25

5. We note your response to our prior comment 43; however, we are unable to locate all the Forms D that correspond to your private placements. Please advise.

General

6. Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3314 with any other questions.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (801) 685-0949
        Mark N. Schneider, Esq.
        Attorney at Law